Exhibit 99.2

TRX GOLD CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three-month period and year ended August 31, 2022

Management’s Discussion and Analysis August 31, 2022

The following Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations for TRX Gold Corporation (“TRX Gold” or the “Company”) should be read in conjunction with the Company’s audited consolidated financial statements and MD&A for the year ended August 31, 2022 included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2022. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information, including our press releases, has been filed electronically on SEDAR and is available online under the Company’s profile at www.sedar.com and on our website at www.TRXGold.com.

This MD&A reports our activities through November 29, 2022 unless otherwise indicated. References to the 4th quarter of 2022 or Q4 2022, and references to the 4th quarter of 2021 or Q4 2021 mean the three months ended August 31, 2022 and 2021, respectively. Unless otherwise noted, all references to currency in this MD&A refer to US dollars. Unless clearly otherwise referenced to a specific table, numbers referenced refer to numbered Endnotes on page 36.

Mr. Andrew Mark Cheatle, P.Geo., MBA, ARSM, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and approved the scientific and technical information in this MD&A. Mr. Cheatle is the Chief Operating Officer and a Director of TRX Gold and a Director of the Company’s subsidiaries, including Buckreef Gold Company Limited (“Buckreef Gold”) and TRX Gold Tanzania Limited (“TRX Gold Tanzania”). Therefore, he is not considered to be independent under NI 43-101. Mr. Cheatle has over 30 years of relevant industry experience, a Master of Business Administration (MBA) from Capella University, USA (2005), and an Honours Degree in Geology from the Royal School of Mines, Imperial College, London, UK (1985). He is a registered professional geoscientist with Professional Geoscientists of Ontario, Canada (Reg. No. 0166).

Disclosure and Cautionary Statement Regarding Forward Looking Information

This MD&A contains certain forward-looking statements and forward-looking information, including without limitation statements about TRX Gold’s future business, operations and production capabilities. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; and the speculative nature of, and the risks involved in, the exploration, development and mining business.

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Management’s Discussion and Analysis August 31, 2022

Certain information presented in this MD&A may constitute “forward-looking statements” and “forward looking information” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and under securities legislation applicable in Canada, respectively. Such forward-looking statements and information are based on numerous assumptions, and involve known and unknown risks, uncertainties, and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements and information. Investors are referred to our description of the risk factors affecting the Company, as contained in our U.S. Securities and Exchange Commission (“SEC”) filings, including our Annual Report on Form 40-F and Report of Foreign Private Issuer on Form 6-K, as amended, for more information concerning these risks, uncertainties, and other factors.

TRX Gold Corporation

TRX Gold along with its joint venture partner, State Mining Corporation (“STAMICO”) is developing a significant gold mine at Buckreef Gold in Tanzania. Anchored by a Mineral Resource (published in May 2020) the Buckreef Gold Project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 million tonnes (“MT”) at 1.77 grams per tonne (“g/t”) gold containing 2,036,280 ounces (“oz”) of gold and an Inferred Mineral Resource of 17.8 MT at 1.11 g/t gold for 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property including the Buckreef Main northeast extension, south of Buckreef Main, Buckreef West, Anfield, Eastern Porphry extension, Bingwa and Tembo. Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020 and filed under the Company’s profile on SEDAR and with the SEC on June 23, 2020 (the “Technical Report”), for more information. Buckreef Gold is being advanced in a value accretive sustainable manner through:

Expanding Production Profile: Commissioned a 1,000+ tonne per day (“tpd”) processing plant enabling a near term production profile of 20,000 - 25,000 oz of gold. Positive operating cash flow will be utilized for value enhancing activities including further production and resource growth, exploration, and advancing the Sulphide Development Project.

Exploration: Continuing with a drilling program with the goal of expanding resources, discovering new resources and converting resources to reserves, by: (i) infill drilling in the northeast extension and south of Buckreef Main; (ii) infill drilling to upgrade Mineral Resources currently in the Inferred category in Buckreef Main; (iii) infill drilling program of Buckreef West; (iv) developing an exploration program for the newly discovered Anfield Zone; (v) drilling aimed at linking the historical resource at Eastern Porphry to Anfield; (vi) upgrading historical mineral resources at Bingwa and Tembo; and (vii) identifying new prospects at Buckreef Gold Project, and in the East African region.

Sulphide Development Project: Unlocking the value of the Sulphide Development Project in which the ‘sulphide ore’ encompasses approximately 90% of the mineral resources. It is the goal of the Company to exceed the metrics as outlined in the Technical Report, including annual production and strip ratio.

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Management’s Discussion and Analysis August 31, 2022

Fourth Quarter and Year Ended 2022 Highlights

2022 was a milestone year for the Company as it reflected the first year operating the expanded 360 tpd processing plant at full design capacity (Q2 2022 onwards) and using the cash flow generated from mining operations to fund additional growth and successful exploration at Buckreef Gold. During 2022 the Company recorded its highest annual: (i) production, (ii) sales, (iii) gross profit margins, (iv) net income, (iv) operating cash flow, and (v) Adjusted EBITDA, at a low cash cost1 of $665 per gold ounce. During the year the Company used cash flow from operations to successfully fund additional growth by expanding the processing plant from 360 tpd to 1,000+ tpd. The Company also announced successful exploration results, including a 300 meter extension of the Buckreef Gold Main Zone’s known mineralization strike length to 2.0 kilometers with positive assay results from the northeast (“NE”) step-out drilling program. These positive results continue to demonstrate the immense opportunity at Buckreef Gold and reflect successful execution of the Company’s sustainable business plan where cash flow from operations funds value creating activities - including exploration and growth.

Key highlights for Q4 and Year Ended 2022 include:

•	The Company achieved zero lost time to injuries (LTIs) and had no confirmed COVID-19 cases at site. Subsequent to year-end the Company achieved a significant safety milestone of 1.0 million operating hours with no LTIs.

•	Successfully completed construction of Phase 1 of the 1,000+ tpd processing plant and operated at 360 tpd nameplate capacity beginning in Q2 2022. This was the first phase of 360 tpd for the 1,000+ tpd processing plant. The 360 tpd expansion phase was completed on time and on budget (capital cost of $1.6 million).

•	Subsequent to year-end, in September 2022, Buckreef Gold announced successful commissioning of the expanded 1,000+ tpd processing plant, which was completed on time and on budget (capital cost of $4.0 million). The plant ramped up throughput and reached nameplate capacity of 1,000+ tpd at the end of October 2022.

•	Poured 3,619 ounces of gold in Q4 2022, a new quarterly production record at Buckreef Gold, exceeding previous production guidance of 750-800 ounces of gold per month. Sold 3,363 ounces of gold in Q4 2022, a new quarterly sales record resulting in positive operating cash flow for the Company of $2.4 million.

•	Recognized revenue of $6.0 million in Q4 2022, cost of sales of $1.9 million, and cash costs[1] of $560 per ounce of gold (with cost of sales and cash costs being below guidance), generating gross profit of $4.1 million, gross profit margin of 69% and Adjusted EBITDA[1] of $2.2 million.

•	For the year ended August 31, 2022, Buckreef Gold poured 8,874 ounces of gold and sold 8,598 ounces of gold following successful commissioning of the 360 tpd processing plant in Q2 2022.

•	On a full year basis, the Company recognized revenue of $15.1 million, cost of sales of $5.7 million and cash costs[1] of $665 per ounce of gold, generating gross profit of $9.4 million, gross profit margin of 62% and Adjusted EBITDA[1] of $3.5 million.

•	Gold production from the 1,000+ tpd processing plant for fiscal 2023 (F2023) is expected to be between 20,000 - 25,000 ounces at total average cash costs[1] of $750 - $850 per ounce.

•	The Company drilled over 22,000 meters at Buckreef Gold ($3.7 million) including infill drilling, step-out drilling and grade control drilling. During the year, Buckreef Gold confirmed an extension of the Buckreef Main Zone gold mineralization by 300 meters (increase in the strike length of the Buckreef Main Zone to 2.0 kilometers) by reporting positive assay results from the northeast step-out drilling program. Buckreef Gold added an additional drill rig to expand the exploration program and, to date, has drilled 22 holes representing over 7,592 meters in the northeast extension of Buckreef Main Zone.

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Management’s Discussion and Analysis August 31, 2022

•	Buckreef Gold completed an infill drill program at the Main Zone of 16 drill holes representing 3,695 meters. During Q4 2022, the Company explored under the South Pit and tested the South Zone extension with 24 drill holes representing 4,255 meters. Results from both programs are pending.

•	Buckreef Gold has also completed a 19 drill hole program (2,367 meters) of large diameter core for metallurgical variability testing over the entire extent of the Mineral Resource.

•	Successfully closed: (i) a pre-paid gold purchase agreement with a contract price totaling $5 million with OCIM Metals & Mining SA; (ii) a registered direct offering with a single institutional investor for net proceeds of approximately $6.4 million; and (iii) a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”) enabling TRX Gold, in its sole discretion, to sell up to $10 million of its shares to Lincoln Park over a 36-month period. These financings provide the Company with additional liquidity, if necessary, to help fund acceleration of its business plan.

•	Buckreef Gold was granted an extension to the renewal date for the Special Mining License (SML 04/92) at Buckreef Gold extending the SML renewal period for Buckreef Gold by an additional 5 years from 2027 to 2032.

•	The Company announced a name change from ‘Tanzanian Gold Corporation’ to ‘TRX Gold Corporation’ which was approved by way of special resolution at the Company’s annual general and special meeting of shareholders held on February 25, 2022.

Fiscal 2023 Outlook

•	Gold production from the 1,000+ tpd processing plant at Buckreef Gold is expected to be between 20,000 - 25,000 ounces at total average cash costs[1] of $750 - $850 per ounce. Gold production is expected to be lower in the first half of F2023 due to the ramp-up and commissioning of the processing plant during Q1. Higher production is expected in the second half (H2) of the year once the ramp-up is complete and the processing plant achieves steady state operation at nameplate capacity of 1,000+ tpd.

•	Operating cash flow from the 1,000+ tpd processing plant will be reinvested in Buckreef Gold with a focus on value enhancing activities, including: (i) exploration and drilling with a focus on potential resource expansion at Buckreef Main (northeast and south), Buckreef West, Anfield, Eastern Porphry extension, Bingwa and Tembo; (ii) additional capital programs focused on further plant expansions and production growth; and (iii) enhanced CSR/ESG programs.

•	Sustaining capital, excluding waste rock stripping, includes certain one-time expenditures including final road realignment around the Special Mining License (SML) which will enable full life of mine access to the Main Zone. Sustaining capital also includes infrastructure investments, for example: construction of a significantly expanded tailings storage facility (TSF), and procurement of heavy plant equipment, including a wheel loader, grizzly, forklift, crane and light vehicles to support the expanded production.

•	Capitalized waste rock stripping will be expensed or capitalized based on the actual quarterly stripping ratio versus the expected life of mine stripping ratio and may be variable quarter over quarter and year over year. In F2023, capitalized stripping is expected to be incurred evenly over Q2-Q4 based on the expected mine plan.

•	Growth capital related to Buckreef Gold expansion initiatives includes a project the Company initiated aimed at increasing the average annual throughput by 75-100% through the addition of a new ball mill. Detailed engineering and procurement of equipment has commenced. Construction is expected to start in F2023 and benefit calendar H2 2023 production. Any incremental production as a result of this expansion has not been considered in the F2023 guidance above.

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Management’s Discussion and Analysis August 31, 2022

•	Exploration spending in F2023 includes diamond drill and reverse circulation drilling services provided by STAMICO for a program which includes; brownfields drilling at Buckreef Main Zone (NE and SW), Buckreef West, Eastern Porphyry, and greenfield drilling at Anfield. Sterilization drilling will commence at site expansion facilities, including tailings storage and waste rock facilities.

•	The Sulphide Development Project, in which the ‘sulphide ore’ encompasses approximately 90% of the Buckreef Main Zone’s Measured and Indicated Mineral Resources, is a key mid-to-long term value driver. Unlocking this value is an important business objective for the Company. The Sulphide Development Project will evaluate the options for a high return large scale project. It is the goal of the Company to exceed the metrics outlined in the 2018 Technical Report, including annual production and strip ratio. We continue to work with our principal consultants on advancing the Sulphide Development Project, including advanced metallurgical testing across the deposit, geotechnical studies for a deeper pit, and assessing a significantly larger sulphide ore processing facility.

Fourth Quarter and Year End 2022 Operational and Financial Details

Mining and Processing

•	Buckreef Gold reported zero lost time to injuries and had no confirmed COVID-19 related cases at site during the three and twelve months ended August 31, 2022. For the year ended August 31, 2022, including contractors, Buckreef Gold recorded a safety incident frequency rate of 0 (per million hours). The Company’s two main contractors, FEMA Mining and STAMICO Drilling, also recorded a safety incident frequency rate of 0 (per million hours). Subsequent to year-end the Company achieved a significant safety milestone of 1.0 million operating hours with no LTIs.

•	During fiscal 2022, Buckreef Gold successfully completed construction of Phase 1 of the 1,000+ tpd processing plant and operated at 360 tpd nameplate capacity beginning in Q2 2022. The expanded processing plant construction was completed in line with the scheduled completion date of September/October 2021 at a capital cost of $1.6 million, within guidance. In-house construction was completed by the Buckreef Gold and TRX Gold teams in conjunction with key consultants/contractors, including: (i) Ausenco; (ii) Solo Resources; and (iii) CSI Energy Group.

•	Subsequent to year-end, in September 2022 Buckreef Gold announced that the 1,000+ tpd oxide mill circuit was commissioned and was ramping up production from its original 360 tpd capacity. The expanded processing plant construction was completed in line with the scheduled completion date of calendar Q3 2022 at a capital cost of $4 million, within guidance. To date, approximately $3.9 million of incurred project capital expenditures has been settled in cash. First ore was introduced to the expanded processing plant in September and the team ramped up throughput reaching nameplate capacity of 1,000+ tpd at the end of October 2022.

•	When operating at nameplate capacity of 1,000+ tpd, the operation is expected to produce an average of 15,000 – 20,000 oz of gold annually over the life of the oxide mine plan, which was developed in conjunction with SGS Canada Inc. (“SGSC”). This oxide mine plan only incorporates approximately 10% of the total mineral resources at Buckreef Gold.

•	During Q4 2022, Buckreef Gold poured 3,619 ounces of gold and sold 3,363 ounces of gold, both quarterly records for the Company. The 24% increase in gold production in Q4 2022 compared to Q3 2022 is mainly attributable to an increase in ore tonnes milled and higher processed ore grades. The 360 tpd processing plant achieved the following in Q4 2022: (i) average throughput of 390 tpd; (ii) plant availability of 93%; and (iii) average recovery rate of 92% with consistent tailings grade, regardless of head grade.

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Management’s Discussion and Analysis August 31, 2022

•	During the year ended August 31, 2022, Buckreef Gold poured 8,874 ounces of gold and sold 8,598 ounces of gold. On a full year basis (after achieving nameplate capacity of 360 tpd during Q2 2022), the processing plant achieved the following: (i) average throughput of 287 tpd; (ii) plant availability of 90%; and (iii) average recovery rate of 90%.

•	Total ore mined in Q4 2022 increased to 69 thousand tonnes (“kt”) from 55 kt in Q3 2022, at a strip ratio of 4.2 (waste:ore tonnes) with a total of 360 thousand tonnes of material mined.

•	During the year ended August 31, 2022 total ore mined in was 199 thousand tonnes (“kt”), at a strip ratio of 3.1 (waste:ore tonnes) with a total of 820 thousand tonnes of material mined. Mining activity during the year has continued to build up a significant inventory of mined material on the run-of-mine (“ROM”) pad.

•	As at August 31 2022, the ROM pad contained 110,842 tonnes at an average grade of 1.49 g/t with an estimated 5,298 ounces of gold. A further stockpile of crushed mill feed of 12,143 tonnes at 3.35 g/t containing an estimated 1,217 ounces of gold has been accumulated between the crusher and mill. The increased stockpile balance provides support for the Company to meet its production guidance in the upcoming quarters.

•	During the year (Q2 2022) the second tailings storage facility (TSF 2, pond 1) for processed oxide material was completed. Planning for the next phase of the tailings storage facility (pond 2) is underway and geotechnical work has commenced. Concurrently, earthworks for construction of TSF 2, pond 2 has commenced. Combined, with TSF 2, pond 1, this new TSF capacity is expected to provide an additional two years of storage. The Company has also commenced work for a long-term tailings storage solution.

Exploration

•	The Company drilled over 22,000 meters at Buckreef Gold including infill drilling, step-out drilling and grade control drilling. During the year Buckreef Gold confirmed a total extension of the Buckreef Main Zone by 300 meters (increase in the strike length of the Buckreef Main Zone to 2.0 kilometers) and reported positive assay results from the northeast step-out drilling program on the Buckreef Gold Main Zone.

•	The exploration results are positive and significant for the Company as they demonstrate: (i) good width and grade of mineralization consistent with the Buckreef Main Zone; (ii) successful step-out extending the strike length of known mineralization; (iii) gold mineralization open to NE and at depths to 250-300 meters, again consistent with the Buckreef Main Zone; and (iv) the immense opportunity to generate and drill significant exploration targets to expand the scale and scope of the Buckreef Gold project.

•	Buckreef Gold added an additional drill rig to expand the exploration program and, to date, has drilled 22 holes representing over 7,592 meters in the northeast extension of Buckreef Main Zone. During the year Buckreef Gold also completed an infill drill program at the Main Zone of 16 drill holes representing 3,695 meters.

•	The Company has also commenced exploration drilling to the southwest (“SW”) of the Main Zone, where the drill rig is now active approximately 250 meters beyond the historical South Pit. During Q4 2022, the Company explored under the South pit and tested the South Zone extension with 24 drill holes representing 4,255 meters. Assay results from both programs are pending.

•	Subsequent to year-end, the Company commenced exploration drilling at the Anfield Zone, where a drill rig is now active with 9 drill holes representing 1,650 meters. Assay results from this program are pending.

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Management’s Discussion and Analysis August 31, 2022

Sulphide Development Project

•	Buckreef Gold has commenced the long-lead items for de-risking the Sulphide Development Project, including: (i) geotechnical characterization to determine the ultimate pit slopes of the 2 kilometer long open pit. This work commenced in Q2 2022 with consultants SGSC and Terrane Geoscience; and (ii) the variability metallurgical study for the first 5-7 years of potential production of the Sulphide Development Project. To date a total of 19 metallurgical holes (2,367 meters) have been completed along the entire strike of the Buckreef Main deposit, these holes have been logged and are in preparation for shipment for metallurgical testing. A request for proposal (“RFP”) for testing has been submitted to various laboratories and this process is expected to be completed in Q2 2023.

•	The Company, in conjunction with Ausenco, has identified potential locations for the Sulphide Processing Plant, Dry Stack Tailings Facility, Waste Rock Piles and other infrastructure. All locations are subject to successful ‘condemnation drilling’, which is expected to rapidly progress.

•	The exploration drilling program will also focus on infill drilling at Buckreef West, inferred mineral resources and strike extensions, both to the northeast and southwest of the Main Zone which if successful, has the potential to increase tonnes to the indicated mineral resource category.

Environmental, Social and Corporate Governance (“ESG”)

•	The Company is committed to working to the highest ESG standards and has initiated several programs, while continuing to develop a broader framework and policies. There were no reportable environmental or community related incidents during the three and twelve months ended August 31, 2022. Buckreef Gold continued to expand its ESG program during the year, successfully partnering with the Geita District and District Commissioners on school, water and health projects.

•	Buckreef Gold worked with the Geita District Council and local wards to collaboratively identify key programs that focus on short to long term educational needs, which in turn is aligned with Buckreef Gold’s local hiring practices and includes Science, Technology, Engineering and Mathematics (STEM) and gender goals.

•	A Memorandum of Understanding (“MoU”) was signed in Q2 2022 between Buckreef and Geita District Council to provide support around education in the wards of Lwamgasa, Kaseme, Busanda and Bugulula. These wards are host wards for the mine site and a total of 321M Tanzania Shillings (approximately $138,000) were committed by Buckreef for 2022 to support priority areas as agreed with the District Council.

•	As part of this MoU, in Q3 2022 the Company completed construction of a multi-purpose laboratory at the Isingiro secondary school (Lwamgasa Ward), three new classrooms at the Tembo primary school (Bugulula Ward), walkways at the Kasota Health Center (Kaseme Ward) and commenced construction on an Outpatient Building (Busanda Ward).

•	Buckreef Gold’s operations: (i) are connected to the Tanzanian national electricity grid and utilize grid power which is significantly and increasingly sourced from hydroelectric facilities in Tanzania; (ii) recycle all water used in its operations; (iii) do not discharge water from its operations; (iv) employ a workforce that comprises 100% Tanzanian citizens (110 full-time employees, 249 contract miners and project contractors); (v) include development and building activities that are focused on maximizing local content; and (vi) exhibit a ‘100 mile diet’ by procuring all food locally. In addition, the Company’s sulphide development operations are expected to utilize dry stack tailings.

•	The Company supports local procurement in its activities by first sourcing within the immediate wards, then out to district, region and nation. Only those items or services not available in Tanzania are purchased externally, first prioritizing East Africa, Africa, then globally.

•	The Company will continue to develop a broader ESG program, including reporting, and identifying its contribution to the UN Sustainable Development Goals (SDGs) over the course of F2023.

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Management’s Discussion and Analysis August 31, 2022

Financial

•	Gold ounces poured during Q4 2022 were 3,619 ounces – a quarterly production record for Buckreef Gold. Gold ounces sold were 3,363 ounces at an average realized price[1] of $1,792 per ounce.

•	Following record production and sales during Q4 2022, the Company recognized revenue of $6.0 million, cost of sales of $1.9 million and cash costs[1] of $560 per ounce, generating gross profit of $4.1 million (69% gross profit margin), quarterly net loss of $2.4 million, operating cash flow of $2.4 million and adjusted EBITDA[1] of $2.2 million.

•	During the year-ended August 31, 2022, gold ounces poured were 8,874 ounces and gold ounces sold were 8,598 ounces at an average realized price[1] of US$1,756 per ounce.

•	For the twelve months ended August 31, 2022, the Company recognized revenue of $15.1 million, cost of sales of $5.7 million and cash costs[1] of $665 per ounce, generating strong gross profit of $9.4 million (62% gross profit margin), a net loss of $2.3 million, operating cash flow of $3.0 million and adjusted EBITDA[1] of $3.5 million.

•	As at August 31, 2022, the Company had cash of $8.5 million and working capital of $5.4 million after adjusting for derivative liabilities which will only be settled by issuing equity of the Company.

•	As the Company advances and the production profile expands, management continually evaluates its liquidity requirements and available sources of financing including but not limited to: (i) cash flow from operations; (ii) corporate debt; (iii) project specific debt; (iv) off-take financing; and (v) equity financing. The Company will be prudent in how it capitalizes the Company over the short, medium and long-term with shareholder value being an overarching consideration.

•	During Q4 2022, the Company announced that its operating subsidiary, Buckreef Gold Corporation Limited, entered into a pre-paid gold purchase agreement with a contract price totaling US$5 million with OCIM Metals & Mining SA. The total contract price can be made available to Buckreef Gold in tranches with a $2.5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold’s option. Tranche 1 in this non-dilutive financing includes a 6-month grace period and a repayment period over the following 12 months as quarterly deliveries of a pre-determined quantity of gold.

•	During the year (Q2 2022), the Company closed a registered direct offering with a single institutional investor for the purchase and sale of 17,948,718 of the Company’s common shares at a purchase price of $0.39 per share. The Company also issued to the investor warrants to purchase up to an aggregate of 17,948,718 common shares. The warrants have an exercise price of $0.44, will be exercisable at any time and will expire five years thereafter.

•	During the year (Q2 2022), the Company closed a purchase agreement with Lincoln Park. Under the terms of the purchase agreement, TRX Gold, in its sole discretion, has the right from time to time over a 36-month period to sell up to $10 million of its shares to Lincoln Park, subject to certain conditions. TRX Gold controls the timing and amount of any sales to Lincoln Park, and Lincoln Park is obligated to make purchases in accordance with the purchase agreement. Any common shares that are sold to Lincoln Park will occur at a purchase price that is based on prevailing market prices at the time of each sale and with no upper limits to the price Lincoln Park may pay to purchase common shares.

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Management’s Discussion and Analysis August 31, 2022

Other

•	During F2022, Buckreef Gold engaged a surveying consultant (Property Matrix Company Limited) to finalize the land compensation process required under Tanzanian mining law. The land compensation process has been fully accrued in the Company’s financial statements and as of August 31, 2022, approximately 98% of project affected persons have been paid representing 96% of the overall dollar amount.

•	During the year (Q3 2022), Buckreef Gold was granted an extension to the renewal date for the Special Mining License (SML 04/92). The Company received a certificate for Renewal of Special Mining License (SML) from the Mining Commission, a division of the Ministry of Minerals of the United Republic of Tanzania. The Special Mining License renewal period for Buckreef Gold was extended by an additional 5 years from 2027 to 2032. Under the Tanzanian Mining Act, a SML confers on the holder the exclusive right to carry out mining operations and to prospect (within the SML) for minerals as specified in the license. The duration of the Special Mining License covers the estimated life of mine, with specified renewals over that period. The Company anticipates the life of mine will extend significantly beyond 2032, and therefore the Company will apply to renew the SML prior to the renewal date, in accordance with the requirements under the Tanzanian Mining Act.

•	During the year (Q2 2022), the Company entered into a refining agreement with Argor Heraeus, a leading international gold refiner based in Switzerland, and successfully commenced exportation of dorè for refining beginning in February 2022.

•	During the year (Q2 2022), the Company entered into a Gold Purchase and Sale Agreement with Auramet International Inc (“Auramet”) through which Buckreef Gold will, at its discretion, sell up to 100% of the gold produced from Buckreef Gold to Auramet at market rates, for a period of one year, with an option to extend for successive periods. Auramet is one of the largest physical precious metals merchants in the world with over $20 billion in reported annual revenues and provides a full range of services to all participants in the precious metals chain, from extraction and production to manufacturing and consumption.

•	During the year (February 25, 2022), Richard J. Steinberg was elected to the Board of Directors of TRX Gold Corporation. Mr. Steinberg is a Partner of Fasken Martineau DuMoulin LLP, an international business law firm, where Mr. Steinberg’s practice focuses on mergers and acquisitions and corporate finance. He advises targets, buyers and investors in both solicited and unsolicited transactions, with a particular expertise in cross-border transactions. Mr. Steinberg’s corporate finance practice is focused on structured and cross-border financings, with extensive experience acting for both underwriters and issuers. He is the former Chair of Fasken’s Securities and Mergers & Acquisitions Group. Mr. Steinberg’s securities and mergers and acquisitions expertise is recognized by Best Lawyers in Canada, Canadian Legal Lexpert Directory, and others. Mr. Steinberg holds an LLB from the University of Toronto and a BA from Columbia University.

•	The Company announced a name change from “Tanzanian Gold Corporation” to “TRX Gold Corporation” which was approved by way of special resolution at the Company’s annual general and special meeting of shareholders held on February 25, 2022. The name change better reflects the great strides that the Company has made over the last 18 months as evidenced by the record operating and financial results achieved in 2022.

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Management’s Discussion and Analysis August 31, 2022

Operational Overview

The Buckreef Gold Project

The Company is focused on the Buckreef Gold Project located in the Geita District of the Geita Region south of Lake Victoria, approximately 110 km southwest of the City of Mwanza, Tanzania (Figure 1). The Buckreef Gold Project area can be accessed by ferry across Smiths Sound, via a paved national road and, thereafter, via well maintained unpaved regional roads. The Buckreef Gold Project comprises five prospects, namely Buckreef, Bingwa, Tembo, Eastern Porphyry and Anfield. The Buckreef Gold Project itself encompasses three main mineralized zones: Buckreef South, Buckreef Main and Buckreef North. The Buckreef Gold Project is fully licensed for mining and the extraction of gold.

The Buckreef Gold Project Mineral Resources as of May 15, 2020, are as follows:

	Measured			Indicated			Inferred			Total (Measured + Indicated)
	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au	Tonnes	Grade	Au
Area	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz	MT	g/t	Oz
Buckreef	19.98	1.99	1,281,160	15.89	1.48	755,120	17.82	1.11	635,540	35.88	1.77	2,036,280
Eastern Porphyry	0.09	1.20	3,366	1.02	1.17	38,339	1.24	1.39	55,380	1.10	1.18	41,705
Tembo	0.02	0.99	531	0.19	1.77	10,518	0.27	1.92	16,461	0.20	1.70	11,048
Bingwa	0.90	2.84	82,145	0.49	1.48	23,331	0.22	1.49	10,541	1.39	2.36	105,477
Total	20.99	2.03	1,367,202	17.59	1.46	827,308	19.55	1.14	717,922	38.57	1.77	2,194,510

Note: Main Zone at 0.4 g/t cut-off, and Eastern Porphyry, Bingwa and Tembo at 0.5 g/t cut-off

Mineral Resources inclusive of Mineral Reserves

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

All resources below 540 mRL are classified as inferred

Estimates over variable widths of 2 to 40 meters

Bulk Density ranges 2.0 g/cm3 to 2.8 g/cm3

55% attributable to the Company

Effective Date: May 15, 2020

Mineral Reserves remained as of the May 15, 2020 Technical Report and are tabulated below.

Buckreef Reserves	Tonnes	Grade	In Situ Gold Content
	(Mt)	Au (g/t)	Kg	oz
Proven-Stockpile	119,726	1.86	223	7,160
Proven	9,352,183	1.72	16,092	517,358
Probable	9,730,764	1.36	13,265	426,492
Mineral Reserves	19,202,673	1.54	29,580	951,010

1) Mineral Reserves is inclusive of Mineral Reserve shapes, mining recovery, mining dilution and open pit preproduction development costs. Mineral Reserve estimate includes dilution.

2) Mineral Reserve was estimated using NI 43-101F compliant Standards on Mineral Resources and Reserves, Definitions.

3) Contained metal may differ due to rounding.

Mineral Resource and Reserve Statements

The Company did not conduct any new work that would warrant material changes in the previously reported Mineral Resource and Mineral Reserve statements during this reporting period.

10

Management’s Discussion and Analysis August 31, 2022

Figure 1: Location of Buckreef Gold Project Licences on Lake Victoria Greenstone Belt

Lake Victoria
N
2°30'S
3°00'S
3°30'S
4°00'S
31°30'E
32°00'E
32°30'E
33°00'E
33°30'E
GEITA
Geita
RWAMAGAZA
Tulawaka
BUCKREEF PROJECT
Kitongo
Bulyanhulu
Golden Ridge
SUKUMALAND
Nyakafuru
SHINYANGA-MALITA
Myabi
Chocolate Reef
NZEGA
Golden Pride
0 Scale 25km
LEGEND
Cenozoic
Mbuga-Clay - Alluvial deposits from Holocene and fossil streams and lake deposits of Proto-Lake Tanganyika
Proterozoic
Bukuban System, undifferentiated (siliceous siltstone and buff shale, intruded by basic sills; conglomerate, gritstone, quartzite, ferruginous sandstone; on the pediment plain usually bleached
Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents (greywacke and shale; slate and schist)
- Acidic volcanics (rhyolite, dacite and associated tuff)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)- Banded Ironstone Formation (BIF) (prominent crests and ridges) interbedded with shale
- Migmatite facies
Granitoid Shield
Granite / Gneiss complex undifferentiated including K-rich late kinematic Nyanzian intrusives
Active Gold Mines
Prospecting Licences
GEITA Greenstone Belts
N
TANZANIA

11

Management’s Discussion and Analysis August 31, 2022

Processing Plant and Operations

During the first two months of Q1 2022 Buckreef Gold continued operating the 120 tpd test plant. Beginning in Q2 2022 Buckreef Gold successfully completed construction of Phase 1 of the 1,000+ tpd processing plant and began operating at nameplate capacity of 360 tpd.

Select operating, financial and stockpile information from the expanded operation follows below:

Select Operating and Financial Data

	Unit	Three months ended August 31, 2022	Three months ended August 31, 2021	Twelve months ended August 31, 2022	Twelve months ended August 31, 2021
Operating Data
Ore Mined	k tonnes	69	8	199	44
Waste Mined	k tonnes	291	2	621	289
Total Mined	k tonnes	360	9	820	333
Strip Ratio	w:o	4.2	0.3	3.1	6.6
Mining Rate	tpd	3,917	1,072	2,246	2,209
Mining Cost (Variable)	US$/t	$3.64	$2.51	$3.19	$2.22
Plant Ore Milled	k tonnes	35.8	5.6	104.8	28.6
Head Grade	g/t	3.13	2.68	2.89	2.22
Plant Utilization	%	93	93	90	95
Plant Recovery Rate	%	92	90	90	90
Processing Cost (Fixed)	US$ ('000s)	$175	$105	$638	$335
Processing Cost (Variable)	US$/t	$14.45	$12.34	$15.32	$11.22
Plant Mill Throughput	tpd	390	61	287	78
Gold Ounces Poured[1]	oz	3,619	396	8,874	1,836
Gold Ounces Sold	oz	3,363	443	8,598	1,405
Financial Data[2]
Revenue[3]	$ ('000s)	6,028	-	15,094	-
Gross Profit	$ ('000s)	4,143	-	9,379	-
Net income (loss)	$ ('000s)	(2,350)	(3,848)	(2,322)	(5,283)
Adjusted EBITDA[4]	$ ('000s)	2,241	(2,652)	3,532	(7,254)
Operating Cash Flow	$ ('000s)	2,355	171	2,955	(7,517)
Average Realized Price[4]	$/oz	1,792	-	1,756	-
Cash Costs[4]	$/oz	560	-	665	-

1 For the three and twelve months ended August 31, 2021, gold ounces refer to produced ounces. Subsequently, the Company adopted a definition of using poured ounces.

2 Note that the table above does not present comparative statistics for revenue, costs of good sold and related sales and cost metrics for the three and twelve month comparable period as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures.

3 Revenue includes immaterial amounts from the sale of by-product silver and copper.

4 Refer to the "Non-IFRS Performance Measure" section.

12

Management’s Discussion and Analysis August 31, 2022

Operations Discussion

Gold Production and Sales

During Q4 2022, Buckreef Gold poured 3,619 ounces of gold and sold 3,363 ounces of gold, both new quarterly records for the Company. For the twelve months ended August 31, 2022, Buckreef Gold poured 8,874 ounces of gold and sold 8,598 ounces of gold. The record production and sales have resulted in positive operating cash flow at Buckreef Gold and TRX Gold for the first year in the Company’s history.

Mining

Total ore mined in Q4 2022 increased to 69 thousand tonnes (kt) from 8 kt in the comparative prior year period. For the twelve months ended August 31, 2022 total ore mined increased to 199 kt from 44 kt in the prior year comparative period following successful ramp-up and commissioning of the 360 tpd processing plant during the year. In Q4 2022 the strip ratio was 4.2 (waste:ore tonnes) and for the twelve months ended August 31, 2022 was 4.5 (waste:ore tonnes). During the year Buckreef Gold continued to build up a significant inventory of mined material.

Mining costs per tonne (variable) primarily reflect contractor mining costs following the hiring of FEMA in Q1 2022 on a two-year contract to mine ore, waste and to construct the TSF at Buckreef Gold. Mining costs per tonne (variable) of $3.64 in Q4 2022 were higher as compared to Q4 2021 ($2.51) primarily due to the impact of higher fuel prices on higher tonnes mined, combined with an increase in blasting activity during Q4 2022 to access higher grade ore blocks which are expected to benefit F2023 production. For the twelve months ended August 31, 2022, mining costs per tonne of $3.19 were higher than the prior year comparative period ($2.22) mainly due to higher fuel costs and an increase in blasting activity as Buckreef Gold ramped up mining operations in preparation for 360 tpd and 1,000+ tpd processing plant commissioning.

Processing

The 360 tpd processing plant operated at nameplate capacity in Q4 2022 and achieved the following statistics: (i) average throughput of 390 tpd; (ii) plant availability of 93%; and (iii) an average recovery rate of 92% with consistent tailings grade, regardless of head grade.

On a full year basis, after achieving nameplate capacity of 360 tpd during Q2 2022, the processing plant achieved the following: (i) average throughput of 287 tpd; (ii) plant availability of 90%; and (iii) an average recovery rate of 90%.

For the three months ended August 31, 2022, processing costs per tonne (variable) of $14.45 reflected an increase relative to Q4 2021 ($12.34). For the twelve months ended August 31, 2022, processing costs per tonne of $15.32 were higher than the prior year comparative period ($11.22). The increase in processing costs as compared to the prior quarter and year comparative periods was mainly due to an increase in power utilization, fuel consumption and chemical and reagent usage following expansion of the processing plant from 120 tpd to 360 tpd during the year.

13

Management’s Discussion and Analysis August 31, 2022

Stockpile, Gold in Circuit (GIC) and Finished Goods Inventory

As at August 31, 2022, Buckreef Gold reported the following stockpile statistics: (i) the ROM pad contained 110,842 tonnes at an average grade of 1.49 g/t with an estimated 5,298 ounces of gold; and (ii) crushed mill feed of 7,749 tonnes at 3.35 g/t containing an estimated 1,217 ounces of gold. As at August 31, 2022, Buckreef Gold also had 230 ounces of gold in circuit, reflecting a buildup of metal inventory in the CIL tanks which will be processed in Q1 2023. The significant stockpile and GIC balance at August 31, 2022 provide support for the Company to meet its production guidance in the upcoming quarters.

A summary of the stockpile statistics is contained in the table below:

Table: RoM Stockpile Summary (as at 31 August 2022)
Summary RoM Stockpile	Volume (m3)	Tonnes	Grade (g/t Au)	Metal (oz)
High Grade	3,728	8,799	3.79	1,072
Medium Grade	36,378	62,712	1.61	3,241
Low Grade	23,142	39,331	0.78	986
Total (RoM)	63,248	110,842	1.49	5,298
Crushed	7,749	12,143	3.35	1,217
Total	70,997	122,985	1.67	6,515

14

Management’s Discussion and Analysis August 31, 2022

Figure 2: Buckreef Gold Mine Oxide Mineral Reserve Starter Pit (View to the Northeast, Q3 2022)

Figure 3: 1,000 tpd Processing Plant at Buckreef Gold Mine, showing new CIL tanks and conveyor feed to the new ball mills. (Q1 2023)

15

Management’s Discussion and Analysis August 31, 2022

Figure 4: Buckeef Gold Expanded 1,000 tpd Processing Plant, showing installation of two new 360 tpd ball mills (Q1 2023)

16

Management’s Discussion and Analysis August 31, 2022

Figure 5: Buckreef Gold Drill Rig in Northeast Extension (Q3 2022)

17

Management’s Discussion and Analysis August 31, 2022

Exploration & Mineral Resources

TRX Gold and Buckreef Gold continue to evaluate the full potential of the Buckreef Gold property and identify opportunities for the discovery of additional mineral resources and their conversion to mineral reserves. Successful exploration will also provide greater production flexibility and growth. To achieve this goal the Company, in conjunction with Buckreef Gold, has:

•	Re-evaluated the Buckreef Main Zone for strike extensions, off-shoot splays, and at depth potential. The deposit is open in all directions (See Figure 6). To date, the Company has tested the NE Extension and successfully identified gold mineralization over an additional 300 meters. The deposit remains open to the northeast;

•	Drilled the Buckreef West target, a splay off the Buckreef Main Zone, with positive drill results. Buckreef West has the potential to add additional resources to the oxide and sulphide mine plans (see Figure 7);

•	In 2021 the Company discovered the Anfield Zone, a parallel structure 500 meters to the east of the Buckreef Main Zone and with evidence of an additional 3 km of shear zone target (See Figure 7). Initial grab sample results have been high-grade, including three samples grading 37.52 g/t, 28.55 g/t and 14.42 g/t respectively;

•	Following completion of infill drilling at the Buckreef South pit area the Company has planned additional drilling to test for extension of gold mineralization to the southwest beyond the existing Mineral Resources. Drilling in this area commenced in June 2022; and

•	Evaluated and identified numerous other targets at Buckreef Gold, which form part of an exploration pipeline or ‘Exploration Triangle’ at the Buckreef Gold Project.

Buckreef Gold Main Zone Drilling Results and Interpretation

The Buckreef Main Zone has been re-evaluated and exploration targets to expand the zone have been identified. Results to date evidence a vertically extensive shear zone extending nearly 2 km on strike in a northeast, southwest trend. The deposit is open along strike and at depth. Analysis of drill hole intersections and the mineral resource block model indicates that higher grade shoots exist within the deposit and that these are of sufficient width and grade to be of interest for future underground mining. Should this be the case the deposit may have a significantly extended Life of Mine.

The significant mineralized intercepts of the Buckreef Main Zone are as shown in the Figure 6. It is evident that the deposit remains open on trend to the northeast and southwest. As noted, the Company has initiated a drill program, specifically to explore potential mineralization extensions to the NE and SW and to upgrade shallow Inferred Mineral Resources.

Buckreef Gold – Fiscal 2022 Exploration to Date

The Company drilled over 22,000 meters at Buckreef Gold including infill drilling, step-out drilling and grade control drilling. During the year ended August 31, 2022, Buckreef Gold reported an extension of the Buckreef Main Zone by 300 meters (m) (increasing the strike length of the Buckreef Main Zone to 2.0 kilometers) and reported positive assay results from the northeast step-out drilling program on the Buckreef Gold Main Zone.

The results are positive and significant for the Company as they demonstrate: (i) good width and grade of mineralization consistent with the Buckreef Main Zone; (ii) successful step-out extending the strike length of known mineralization; (iii) gold mineralization open to NE and at depths to 250-300 meters, again consistent with the Buckreef Main Zone; and (iv) the immense opportunity to generate and drill significant exploration targets to expand the scale and scope of the Buckreef Gold Project.

18

Management’s Discussion and Analysis August 31, 2022

Highlights include:

•	Select intercepts:

▪	Hole BMDD246 intersected 12.27 m grading @ 1.90 g/t Au from 191.7 m, on northernmost section line. Deposit is open to north and up-dip towards surface.

▪	Hole BMDD244 intersected 4.50 m grading @ 1.96 g/t Au from 129.5 m.

▪	Hole BMDD243 intersected 7.46 m grading @ 1.76 g/t Au from 101.5 m.

▪	Hole BMDD233 intersected 19.5 m grading @ 2.35 g/t Au from 203.0m, including: (i) 6.0 m grading @ 6.27 g/t Au at 215.0m; and (ii) 39.4 m grading @ 2.19 g/t from 361.9m.

▪	Hole BMDD228 intersected 25.5 m grading @ 1.01 g/t Au from 348.5 m; and

▪	Hole BMDD236 intersected 28.0 m grading @ 3.27 g/t Au from 299.0 m, including 7.05 m grading @ 7.22 g/t Au at 300.0 m.

•	Extension of Buckreef Main Zone by 300 meters: Expansion of gold mineralization by 300 meters (increase in the strike length of the Buckreef Main Zone to 2.0 kms) on the Buckreef Gold deposit which already contains over 2.0 million ounces of gold in the Measured and Indicated Mineral Resources in the Buckreef Main Zone. The Buckreef Main Zone continues to be open further to the NE and extending to the Buckreef Special Mining License boundary (see Figure 8). Results to date from the drill program are tabulated below in Table 1.1.

•	Expansion of Exploration Program: Buckreef Gold has drilled 22 holes to date representing over 7,592 meters in the NE extension of Buckreef Main Zone and has added an additional drill rig to expand the exploration program. Buckreef Gold has finalized the planning for an infill and extension drill program to: (i) upgrade Mineral Resources currently in the Inferred category in Buckreef Gold Main Zone, and (ii) commence infill drilling at Buckreef West. This program has commenced, and during the year Buckreef Gold completed an infill drill program at the Main Zone of 16 drill holes representing 3,695 meters. Assay results from this program are pending.

•	The Company has also commenced exploration drilling to the south of the Main Zone, where the drill rig is now active approximately 250 meters beyond the historical South Pit. During Q4 2022, the Company explored under the South Pit and tested the South Zone extension with 24 drill holes representing 4,255 meters. Results from both programs are pending.

•	Subsequent to year-end, the Company commenced exploration drilling at the Anfield Zone, where the drill rig is now active with 9 drill holes representing 1,650 meters. Assay results from this program are pending. This exploration program combined with the extension of the Buckreef Main Zone is expected to expand the scope and scale of the Buckreef Gold Project.

19

Management’s Discussion and Analysis August 31, 2022

Table 1.1: Buckreef Main Zone Northeast Extension (NEE) Assay Results*

North East Extension Assay Results
Hole ID	Hole Type	Drill Holes Location					Sample Depth		Width (m)	Assay Grade (gpt)	Lithology	Comment
		Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMDD228	DD	390,852.7	9,658,141.7	1227.72	306	-60	307.6	310.6	3.00	3.85	Msz	Shear zone with Mild alteration
							337.5	363	25.50	1.01
BMDD230	DD	390,852.7	9,658,141.7	1227.72	306	-60	187.18	190.7	3.52	0.97	Msz	Shear zone with Mild alteration

BMDD231	DD	391,081.1	9,658,220.1	1230.83	306	-60	348.5	351.61	3.11	3.10	Msz	Mineralised shear zone
							349.79	350.79	1.00	7.08	Msz	Mineralised shear zone
							373.14	376.25	3.11	2.21	Msz	Mineralised shear zone

BMDD232	DD	391,114.5	9,658,259.0	1227.75	306	-60	103.86	108.85	4.99	1.10	Msz	Shear zone with mild alteration
							130.07	137.29	7.22	0.87	Msz	Shear zone with mild alteration
							143.47	152.12	8.65	0.50	Msz	Shear zone with mild alteration
							187.06	192.18	5.12	0.53	Msz	Shear zone with mild alteration

BMDD233	DD	391,141.6	9,658,263.0	1227.19	306	-60	17.92	23	5.08	0.72	Msz	Shear zone with mild alteration
							193	195.89	2.89	1.35	Msz	Mineralised shear zone
							203	222.52	19.52	2.35	Msz	Mineralised shear zone
							215.09	221.13	6.04	6.27	Msz	Mineralised shear zone
							361.89	401.26	39.37	2.19	Msz	Mineralised shear zone

BMDD234	DD	391,168.2	9,658,294.1	1226.80	306	-60	326.21	331.8	5.59	0.47	Msz	Shear zone with mild alteration

BMDD235	DD	391,081.1	9,658,220.1	1230.83	126	-62	140.20	144.70	4.50	0.58	Msz	Mineralised shear zone

BMDD236	DD	391,548.0	9,659,036.0	1228.00	126	-62	299.00	327.00	28.00	3.27	Msz	Shear zone with strong alteration
							300.00	307.05	7.05	7.22	Msz	Shear zone with strong alteration

BMDD238	DD	391,564.8	9,659,082.0	1227.71	126	-62	195.75	201.75	6.00	0.46	Msz	Shear zone with Mild alteration
							364.00	366	2.00	0.72

BMDD239	DD	391,617.2	9,659,041.0	1,226	126	-62	311.00	316	5.00	0.89	Msz	Shear zone with Mild alteration
							328.00	332.02	4.02	0.45
							346.00	348	2.00	0.50

BMDD240	DD	391,618.7	9,658,980.0	1,223	126	-62	276.00	278.16	2.16	0.97	Msz	Shear zone with Mild alteration

BMDD241	DD	391,590.7	9,658,891.0	1,221	126	-60	212.60	214.24	1.64	0.42	Msz	Shear zone with Mild alteration

BMDD242	DD	391,664.7	9,658,898.0	1,221	126	-60	250.80	257.53	6.73	1.61	Msz	Mineralised Shear zone with strong alteration
							298.06	299.88	1.82	0.51	Msz	Shear zone with Mild alteration

BMDD243	DD	391,666.0	9,658,772.0	1218.50	126	-60	75.49	79.25	3.76	1.14	Msz	Shear zone with Mild alteration
							83.42	85.07	1.65	0.56	Msz	Shear zone with Mild alteration
							85.97	89.37	3.40	1.18	Msz	Mineralised Shear zone with strong alteration
							101.54	109	7.46	1.76	Msz	Mineralised Shear zone with strong alteration
							113	117	4.00	1.16	Msz	Mineralised Shear zone with strong alteration
							141	145.53	4.53	0.26	Msz	Shear zone with Mild alteration
							224	227.07	3.07	1.99	Msz	Mineralised Shear zone with strong alteration
							241.33	244	2.67	0.99	Msz	Shear zone with Mild alteration

BMDD244	DD	391,656.0	9,658,717.0	1217.67	126	-60	129.50	134	4.50	1.96	Msz	Mineralised Shear zone with strong alteration

BMDD246	DD	391,662.5	9,659,071.8	1225.99	126	-57	191.70	203.97	12.27	1.90	Msz	Mineralised Shear zone with strong alteration

BMDD247	DD	391,634.0	9,659,092.0	1215.74	126	-60	319.14	322	2.86	0.93	Msz	Shear zone with Mild alteration

BMDD248	DD	391,071.7	9,657,425.0	1213.71	306	-58	143.00	146	3.00	0.62	Msz	Shear zone with Mild alteration
							179.49	182	2.51	0.46	Msz	Shear zone with Mild alteration

* Refer to Endnote 2 for sampling protocols

20

Management’s Discussion and Analysis August 31, 2022

Figure 6: Long section of Buckreef Main Zone (View to the West) Showing 1 Meter Composite Values and Technical Report Pit Outline. Exploration to the NE of the Main Zone is Highlighted

Figure 7: NE Buckreef Main Zone Exploration Target Highlighted and in Relation to the Anfield Zone

N
9,660,000 mN
9,658,000 mN
9,656,000 mN
9,654,000 mN
388,000 mE
390,000 mE
392,000 mE
394,000 mE
396,000 mE
North East
Extension
BR West
Main Zone
Eastern
Porphyry
open
open
Anfield
Bingwa
Tembo
LEGEND
All intercept by Au_ppm
5 to 1,970
2 to 5
1 to 2
0.6 to 1
0.3 to 0.6
Artisanal workings
Bottom and Upper Reference Line to Greenstone Belt
SML Boundary
BUCKREEF GOLD COMPANY LIMITED
ANFIELD ZONE WITH ALL SIGNIFICANT INTERCEPT MAP
0 250 500 1,000
metres

21

Management’s Discussion and Analysis August 31, 2022

Figure 8: Map Showing Mineralization Extension and Location of Drill Results at Buckreef Main Zone Northeast Extension

BMDD238
5m @ 0.53g/t Au from 195.75m
BMDD236
28m @ 3.27g/t Au from 297m
incl. 7m @ 7.23g/t Au from 300m
BMDD239
5m @ 0.89g/t Au from 311m
BMDD246
12.27m @ 1.9g/t Au from 191.7m
BMDD232
4.99m @ 1.1g/t Au from 307.80m,
7.22m @ 0.87g/t Au from 130.07m,
6.65m @ 0.5g/t Au from 143.47m,
5.12m @ 0.53g/t Au from 187.06m
BMDD242
6.73m @ 1.61g/t Au from 250.8m
BMDD228
18m @ 1.20g/t Au from 337.60m
BMDD233
19.52m @ 2.35g/t Au from 200m
incl. 6m @ 6.27g/t Au from 215.09m
BMDD243
3.76m @ 1.14g/t Au from 75.49m,
3.4m @ 1.19g/t Au from 65.97m,
7.46m @ 1.78g/t Au from 101.54m,
4m @ 1.16g/t Au from 113m,
3.07m @ 2g/t Au from 274,
BMDD231
3.11m @ 3.10g/t Au from 348.5m,
1m @ 7.08g/t Au from 349.79m,
3.11m @ 2.11g/t Au from 373.14m
BMDD244
4.5m @ 1.96g/t Au from 179.5m
Open
L32
L31
L30
L28
L26
L27
Buckreef West
Oxide Pit Boundary
LEGEND
Significant Intercept g/t Au
5 to 62
2 to 5
1 to 2
0.5 to 1
0.3 to 0.5
Section Lines
SML Boundary
Line Refference to Greenstone Belt
High Grade Zone
Broad Mineralised Zone
Current Significant Intercept
Previously Reported Significant Intercept
BUCKREEF GOLD COMPANY LIMITED
NORTH EAST EXTENSION SIGNIFICANT INTERCEPT MAP

22

Management’s Discussion and Analysis August 31, 2022

Sulphide Development Project – Preliminary Metallurgical Results and Ongoing Work

During the year, the Company. working with Ausenco, revised and elaborated the RFP process (for the metallurgical variability study), including studies for dry stack tailing parameters. The Company has identified a number of global laboratories to complete this work to undertake which will encompass the first 5-7 years of production from the sulphide mine and processing operations at Buckreef Gold. This study will build on the prior work of SGSC on deeper parts of the mineral resource and data gathered during processing of the oxide, transitional mineral reserve.

SGS Lakefield was previously retained to complete initial metallurgical test work at their Lakefield, Ontario facility on the sulphide component of the mineral resource, this work was completed in 2021. As part of the initial (2021) study, three diamond core samples taken from the fresh rock (‘sulphide’ mineral resource) of the Buckreef Gold deposit were submitted to SGS Lakefield for the study.

The study highlights include:

•	The following intercepts and gold recoveries have been confirmed in the report:

✓	MC01: 0.54 g/t Au over 78.88 meters – 94.1%
✓	MC02: 19.4 g/t Au over 27.99 meters – 95.4%
✓	MC03: 1.71 g/t Au over 52.53 meters – 85.3%

•	A straightforward flowsheet consisting of:

✓	Primary grinding to P80 = ~100-150 µm
✓	Rougher flotation
✓	Regrind of the rougher concentrate to ~15-20 µm (P80)
✓	Cyanide leaching of the reground flotation concentrate
✓	Cyanide leaching of the flotation tailing

•	No refractory association of gold with arsenic sulphide was detected;

•	The samples tested did not exhibit any preg-robbing or other refractory characteristics;

•	Clean tailings, high probability of mine tailings not being acid generating, confirming the approach of dry stack tailings going forward; and

•	Further opportunities to improve gold extraction from MC03 have been identified through diagnostic leach testing.

23

Management’s Discussion and Analysis August 31, 2022

In 2020, three diamond drill holes were completed for the purposes of initial, modern era metallurgical test work. Diamond drill hole details are tabulated below:

Buckreef Main Metallurgy samples
Hole ID	Hole Type	Composite ID	Drill Holes Location					Sample Depth		Width (m)	Grade (g/t)	Recovery %	Comment
			Easting (m)	Northing (m)	RL (m)	Azimuth	Dip	From (m)	To (m)
BMMT001	DD	MC01	391562.00	9658608.00	1220.00	303	-72	77.50	156.80	78.88	0.54	94.1	Partial to completely altered mineralised shear zone
													5% quartz veining
BMMT002	DD	MC02	391320.00	9658036.00	1223.00	307	-69	239.9	267.89	27.99	19.4	95.4	Partial to completely altered mineralised shear zone

BMMT003	DD	MC03	391593.00	9658358.00	1217.00	310	-63	222.81	275.34	52.53	1.71	85.3	Partial to completely altered mineralised shear zone
													with minor graphitic altered fractutured surfaces

The sample chain of custody was managed by SGS Tanzania team, as per local sample export regulations. Reported results are from composite diamond drilled core samples. Intervals of core for metallurgical testwork analyzed are full HQ core size. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.
Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by screened metallics assaying protocols.
Interval represents drilled length in meters, and not true width
Sample Preparation and analysis are performed by independent SGS (Lakefield) Laboratory, Ontario, Canada

The samples were extracted as fresh drill core from areas/zones with known lithologies from within the current project’s open pit limit. The samples were selected by TRX Gold and confirmed by the SGS geological services group that worked together doing the metallurgical sample selection. The investigation included ore characterization, comminution, mineralogy, head analyses, and potential for gold preg-robbing, and evaluated the amenability of the three samples to two primary processing flowsheet options, that incorporate comminution (crushing and grinding), gravity separation, flotation and cyanidation unit operations.

Metallurgical testing for the sulphide development project has moved to variability testing of the first 5-7 years of production and will continue throughout 2022 including tailing characteristics for dry stack tailings. Geotechnical and groundwater work will continue on identified areas (i.e. plant, tailings, waste rock storage facility). To date, a total of 19 holes (2,367 meters) have been completed for the metallurgical program. These metallurgical sample holes have been logged and are in preparation for shipment. Similar to the initial metallurgical test work, the samples will be analyzed for:

•	Overall gold recoveries;
•	Process design to achieve those recoveries (grindability, retention times, straight CIL or flotation/regrind);
•	Any pregnant solution robbing or refractory mineralogy;
•	Acid Mine Drainage (if any) characteristics; and
•	Dry stack tailings characteristics.

An RFP for this study was submitted to various laboratories during Q3 2022 and the RFP process is nearing completion. It is anticipated that the metallurgical testing will commence in Q2 2023.

24

Management’s Discussion and Analysis August 31, 2022

Fourth Quarter and Year Ended 2022 Financial Highlights

For the three months ended August 31, 2022, Buckreef Gold produced and sold 3,619 and 3,363 ounces of gold, respectively – both quarterly records for the Company.

For the twelve months ended August 31, 2022, Buckreef Gold produced and sold 8,874 and 8,598 ounces of gold, respectively, following successful commissioning of the 360 tpd plant during the year.

During the year, effective for the three months ended February 28, 2022, the Company early adopted the IAS 16, Property Plant and Equipment (PP&E) amendment which prohibits the deduction from the cost of PP&E any proceeds received from the sales produced while bringing the asset to the condition intended by management. Instead, the Company recognizes the proceeds from the sale of such items, and the cost of producing those items in the Statements of Earnings and Comprehensive Income (Loss).

Following early adoption of IAS 16, the Company recognized revenue on the Statements of Earnings and Comprehensive Income (Loss) of $6.0 million for the three months ended August 31, 2022 and $15.1 million for the twelve months ended August 31, 2022.

Cost of sales, which includes production costs, royalties and depreciation, was $1.9 million generating a strong gross profit margin of $4.1 million or 69% during Q4 2022, and a net loss of $2.4 million.

During the twelve months ended August 31, 2022, cost of sales was $5.7 million generating a gross profit margin of $9.4 million or 62% and a net loss of $2.3 million

The quarterly sales record (3,363 ounces) generated positive operating cash flow of $2.4 million in Q4 2022. For the twelve months ended August 31, 2022, the Company generated $3.0 million of operating cash flow - the first year of positive operating cash flow in the Company’s history. Positive operating cash flow will be used to fund value creating activities, including exploration and advancing the sulphide development project.

At August 31, 2022 the Company had a cash balance of $8.5 million and a working capital surplus of $5.4 million after adjusting for current liabilities which will only be settled by issuing equity.

Capital Expenditures

During the three months ended August 31, 2022 the Company incurred a total of $3.1 million in cash capital expenditures. Net additions increased as the Company continued to invest in infrastructure and development for the Buckreef Gold property during the quarter. Net additions during Q4 2022 primarily included capital expenditures related to expansion of the processing plant to 1,000+ tpd ($1.7 million), including tank agitators, mill drives, liners, motors, cyclones, impact crushers, submersible pumps, steel beams, plates and engineering and technical support related to mill design and construction. Additionally, during the quarter the Company capitalized costs for development drilling related to the diamond drill program with STAMICO ($0.9 million), pre-stripping mine development activity with FEMA ($0.4 million) and TSF design work ($0.4 million).

During the twelve months ended August 31, 2022, the Company incurred a total of $11.6 million in cash capital expenditures. Net additions during the year primarily included capital expenditures related to expansion of the processing plant to 360 tpd ($1.6 million), followed by the expansion to 1,000+ tpd ($3.9 million), development drilling related to the diamond drill program with STAMICO ($3.7 million), pre-stripping mine development activity with FEMA ($0.7 million) and TSF design work ($1.0 million) and costs related to procurement and implementation of a new enterprise resource planning software tool at Buckreef Gold ($0.2 million).

25

Management’s Discussion and Analysis August 31, 2022

Selected Financial Information

The following information has been extracted from the Company’s audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), for the three and twelve months ended August 31, 2022 and the years ended August 31, 2021 and 2020.

$(000's)	As at and for the three months ended August 31, 2022	As at and for the twelve months ended August 31, 2022	As at and for the year ended August 31, 2021	As at and for the year ended August 31, 2020
Net loss and comprehensive loss attributable to shareholders	(4,207)	(6,216)	(4,004)	(12,145)
Basic loss per share	(0.02)	(0.02)	(0.02)	(0.07)
Diluted loss per share	(0.02)	(0.02)	(0.02)	(0.07)
Total assets	71,845	71,845	56,518	38,139
Total long term financial liabilities	3,436	3,436	2,681	2,680

Financial Results

Three months ended August 31, 2022

	Three months ended
	August 31
	2022	2021
Revenue	$6,028	$-
Cost of sales	(1,885)	-
Gross profit	4,143	-
General and administrative expense	(2,750)	(4,550)
Financial instrument related cost and other	(3,443)	733
Reclamation expense	(34)	(3)
Loss on disposal of assets	(10)	(1)
Foreign exchange	(80)	305
Interest, net and other expense	1	(1)
Current income tax expense	(177)	-
Net earnings (loss) and comprehensive income (loss)	$(2,350)	$(3,517)
Net earnings (loss) and comprehensive income (loss) attributable to non-controlling interests	1,857	(79)
Net earnings (loss) and comprehensive income (loss) attributable to shareholders	(4,207)	(3,438)

Revenue

For the three months ended August 31, 2022, the Company recognized revenue of $6.0 million. Note that the financial statements for the comparable period do not present revenue, cost of sales or gross profit as Buckreef Gold early adopted the IAS 16 amendment as disclosed in the three and six months ended February 28, 2022 financial statements. Gold sales and related costs prior to that date were capitalized to exploration and evaluation assets and expenditures. During the period, the Company sold 3,363 ounces of gold at a realized price1 of $1,792 per ounce.

26

Management’s Discussion and Analysis August 31, 2022

Cost of sales

Cost of sales for the three months ended August 31, 2022 was $1.9 million and is comprised of production costs, (including mining, processing, site services and site general and administrative costs), royalties and depreciation. Assets are depreciated on a straight-line basis over their useful life or depleted on a units-of-production basis over the reserves to which they relate. During the period, the Company recorded cash costs1 of $560 per ounce, below guidance, mainly due to a build-up of inventory stockpiles in Q4 2022.

General and administrative expense

During the three months ended August 31, 2022, the Company recorded general and administrative expense of $2.8 million compared to $4.6 million for the previous year comparable period, mainly due to a decrease in share based expense. During the year ended August 31, 2021, the Company granted equity based compensation to certain key management personnel in connection with their employment contracts. The fair value of the equity based compensation granted was recorded on a cumulative basis during Q4 2021 based on the terms of employment contracts.

Financial instrument related cost and other

During the three months ended August 31, 2022, the Company had a financial instrument related loss of $3.4 million compared to a gain of $0.7 million in the prior year period mainly due to a loss on revaluation of derivative warrant liabilities. The loss on revaluation of derivative warrant liabilities was principally due to an increase in the share price using the Black Scholes option pricing model (Q4 2022 - $0.48, Q4 2021 - $0.41).

Foreign Exchange

During the three months ended August 31, 2022, the Company had a foreign exchange loss of $0.1 million compared to a gain of $0.3 million in the prior year period. The variance compared to the prior period was primarily due to the cumulative adjustment arising from the Company changing its presentation currency from Canadian dollars to US dollars during the year ended August 31, 2021.

Current income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the three months ended August 31, 2022, the Company recorded net income at Buckreef Gold and recognized a current income tax payable of $0.2 million (August 31, 2021 - $nil) based on current Tanzanian statutory tax rates.

Net earnings (loss) and comprehensive earnings (loss)

The Company reported a net loss for the three month period ended August 31, 2022 of $2.4 million (basic and diluted loss per share of $0.02, respectively), compared to a net loss of $3.5 million in the prior year period (basic and diluted earnings per share of $0.01, respectively). The decrease in the net loss is primarily the result of an increase in gross profit of $4.1 million following sales of $6.0 million and cost of sales of $1.9 million during Q4 2022. This, combined with a decrease in general and administrative expense ($1.8 million) due to lower share based expense versus the prior year period was partially offset by a loss on financial instruments versus a gain in the prior comparative period, mainly related to a loss on revaluation of derivative warrant liabilities in the current period, and income tax expense of $0.2 million following recognition of net income at Buckreef Gold.

27

Management’s Discussion and Analysis August 31, 2022

Twelve months ended August 31, 2022

	Twelve months ended
	August 31
	2022	2021
Revenue	$15,094	$-
Cost of sales	(5,715)	-
Gross profit	9,379	-
General and administrative expense	(8,920)	(9,696)
Financial instrument related cost and other	(2,328)	4,659
Reclamation expense	(134)	(134)
Loss on disposal of assets	(36)	(27)
Foreign exchange	167	(78)
Interest, net and other expense	(14)	(7)
Current income tax expense	(436)	-
Net loss and comprehensive loss	$(2,322)	$(5,283)
Net earnings (loss) and comprehensive income (loss) attributable to non-controlling interests	3,894	(1,279)
Net loss and comprehensive loss attributable to shareholders	(6,216)	(4,004)

Revenue

Revenue for the twelve months ended August 31, 2022 was $15.1 million following early adoption of the IAS 16 amendment in Q2 2022. Gold sales prior to Q2 2022 were capitalized to exploration and evaluation assets and expenditures. During the period, the Company sold 8,598 ounces of gold at a realized price1 of $1,756 per ounce.

Cost of sales

Cost of sales for the twelve months ended August 31, 2022 were $5.7 million following early adoption of IAS 16 in Q2 2022. Costs of sales prior to Q2 2022 were capitalized to exploration and evaluation assets and expenditures. During the period, the Company recorded cash costs1 of $665 per ounce, below guidance, mainly due to a build-up of inventory stockpiles combined with lower mining costs and lower processing costs during the year.

General and administrative expense

During the twelve months ended August 31, 2022, the Company recorded general and administrative expenses of $8.9 million compared to $9.7 million for the prior year. The decrease in general and administrative expense was mainly due to a reduction in professional and consulting fees and reclassification of certain salaries and benefits related to Buckreef Gold operations that were recorded in cost of sales as a result of adoption of IAS 16 during the year ended August 31, 2022. This was partially offset by an increase in insurance premiums related to Directors and Officers insurance and an increase in share based expense (2022 - $3.1 million, 2021 - $2.9) related to equity based compensation granted to employees and management of the Company during the year in connection with the Omnibus Equity Incentive Plan.

28

Management’s Discussion and Analysis August 31, 2022

Financial instrument related cost and other

During the twelve months ended August 31, 2022, the Company had a financial instrument related loss of $2.3 million compared to a gain of $4.7 million in the prior year period. The variance compared to the prior period was primarily due to a loss on revaluation of derivative warrant liabilities. The loss on revaluation of derivative warrant liabilities was mainly related to an increase in the Company share price using the Black Scholes option pricing model.

Current income tax expense

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. During the twelve months ended August 31, 2022, the Company recorded net income at its Buckreef Gold Project and recognized a current income tax payable of $0.4 million (August 31, 2021 - $nil) based on current Tanzanian statutory tax rates.

Net loss and comprehensive loss

The Company reported a net loss for the twelve months ended August 31, 2022 of $2.3 million (basic and diluted loss per share of $0.01, respectively), compared to a net loss of $5.3 million in the prior year (basic and diluted loss per share of $0.02, respectively). The decrease in the net loss is primarily the result of an increase in gross profit of $9.4 million following Buckreef Gold revenues of $15.1 million and cost of sales of $5.7 million during the year, combined with a decrease in general and administrative expense ($0.8 million). This was partially offset by an increase in financial instrument related costs due to a loss on revaluation of derivative warrant liabilities in the current period (August 31, 2022: $2.3 million) versus a gain in the prior comparative period (August 31, 2021: $4.7 million) and an increase in income taxes payable ($0.4 million) based on Tanzanian statutory tax rates.

Summary of Quarterly Results

($(000's), except per share amounts)
US$ unless otherwise stated	2022 Q4	2022 Q3	2022 Q2	2022 Q1	2021 Q4	2021 Q3	2021 Q2	2021 Q1

Earnings (loss) and comprehensive income (loss)	(2,350)	3,188	(1,002)	(2,158)	(3,517)	33	(164)	(1,635)
Net earnings (loss) and comprehensive (income ) loss attributable to:
Non-controlling interests	1,857	1,217	956	(136)	(79)	(483)	(197)	(520)
Common shareholders	(4,207)	1,971	(1,958)	(2,022)	(3,438)	516	33	(1,115)
Earnings (loss) and comprehensive income (loss)	(2,350)	3,188	(1,002)	(2,158)	(3,517)	33	(164)	(1,635)

Liquidity and Capital Resources

At August 31, 2022 the Company had $8.5 million of cash (August 31, 2021 - $13.4 million) and working capital of $5.4 million after adjusting for current liabilities which will only be settled by issuing equity of the Company (August 31, 2021 - $10.1 million). Subsequent to August 31, 2022, working capital has improved substantially due to a reduction in Accounts Payable following commissioning of the 1,000+ tpd processing plant.

The decrease in cash of $5.0 million over the year ended August 31, 2021 was primarily due to an increase in capital expenditures related to the final commissioning of the 360 tpd processing plant and capital expenditures related to the construction of an expanded 1,000+ tpd processing plant, which was commissioned in calendar Q3 2022. Capital was also utilized to fund exploration related to the diamond drilling program with STAMICO, construction of a tailings storage facility (TSF) as well as other general mining, processing and operating expenses at Buckreef Gold. The decrease in cash related to the increase in capital expenditures was partially offset by net proceeds from the registered direct offering of $6.4 million in Q2 2022 and an increase in operating cash flow in Q2, Q3 and Q4 2022. During Q4 2022 the company poured 3,619 ounces of gold (Q3 2022: 2,733) and sold 3,363 ounces of gold (Q3 2022: 3,033), both new records for Buckreef Gold. The rapid advance of production has resulted in Buckreef Gold and TRX Gold being operating cash flow positive, the first year in the Company’s history.

29

Management’s Discussion and Analysis August 31, 2022

As of August 31, 2022, the Company has accumulated losses of $123.7 million since inception (August 31, 2021 – $117.5 million).

To help supplement the Company’s liquidity and to fund productivity enhancing purchases, during the year (Q4 2022) the Company announced that its operating subsidiary, Buckreef Gold Corporation Limited, has entered into a pre-paid gold purchase agreement with a contract price totaling US$5 million with OCIM Metals & Mining SA. The total contract price was made available to Buckreef Gold in tranches with a $2.5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold’s option. Tranche 1 in this non-dilutive financing includes a 6-month grace period and a repayment period over the following 12 months as quarterly deliveries of a pre-determined quantity of gold. The Company intends to use these proceeds on an opportunistic basis and provides the flexibility to make value accretive equipment purchases, and to expedite exploration and sulphide development programs at Buckreef Gold.

Also during the year (Q2 2022), TRX Gold successfully closed a registered direct offering with a single institutional investor for net proceeds of approximately $6.4 million, providing the Company with additional liquidity to help fund acceleration of its business plan. The registered direct offering was for the purchase and sale of 17,948,718 of the Company’s common shares at a purchase price of $0.39 per share. The Company also issued to the investor warrants to purchase up to an aggregate of 17,948,718 common shares with an exercise price of $0.44.

In addition, to provide the Company with access to supplementary liquidity, during the year (Q2 2022) TRX Gold entered into a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”). This agreement provides TRX Gold with the right to sell up to $10 million of its shares to Lincoln Park over a 36-month period at its sole discretion. TRX Gold will control the timing and amount of any sales to Lincoln Park and will use the proceeds as needed to develop the Buckreef Gold asset. To date, TRX Gold has made no sales of common shares to Lincoln Park.

Commitments

In order to maintain existing site mining and exploration licenses, the Company is required to pay annual license fees. As at August 31, 2022 these licenses remained in good standing and the Company is up to date on license payments.

Contingencies

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

The Company may enter into related party transactions that are in the normal course of business. Transactions with Related Parties disclosure can be found in Note 19 of the 2022 Audited Consolidated Financial Statements for the twelve months ended August 31, 2022.

30

Management’s Discussion and Analysis August 31, 2022

Omnibus Equity Incentive Plan

Effective June 26, 2019, the Company adopted the Omnibus Equity Incentive Plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by the shareholders on
August 16, 2019, subsequently updated and approved by the shareholders on February 25, 2022.

The purposes of the Omnibus Plan are: (a) to advance the interests of the Company by enhancing the ability of the Company and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, which either of directors or officers may be consultants or employees; (b) to reward such persons for their sustained contributions; and (c) to encourage such persons to consider the long-term corporate performance of the Company.

The Omnibus Plan provides for the grant of options, restricted share units (“RSUs”), deferred share units (“DSUs”) and performance share units (“PSUs”) (collectively, the “Omnibus Plan Awards”), all of which are described in detail in the Form 40-F Annual Report for the year ended August 31, 2022, and the Information Circular dated January 21, 2022, filed on SEDAR on January 27, 2022.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of common shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Omnibus Plan shall not exceed 10% of the aggregate number of common shares outstanding from time to time on a non-diluted basis; provided that the acquisition of common shares by the Company for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of common shares for cancellation.

For more particulars about the Omnibus Plan, we refer you to the copy of the Omnibus Plan included with the Form 40-F Annual Report. The Omnibus Plan replaces all previous equity compensation plans of the Company, including the Restricted Stock Unit Plan and Stock Option Plan.

Changes in Accounting Polices and Critical Accounting Estimates and Judgements

Significant accounting policies as well as any changes in accounting policies are discussed in Note 2 “Basis of Preparation”, Note 3 “Significant Accounting Policies” and Note 4 “Significant Accounting Judgments, Estimates and Assumptions” of the Company’s Audited Consolidated Financial Statements for the year-ended August 31, 2022.

Financial Instruments and Financial Risk Management

For details of the Company’s financial instruments, risk exposures relating to financial instruments and sensitivity analysis, refer to Note 24 of the Company’s Audited Consolidated Financial Statements for the year-ended August 31, 2022.

31

Management’s Discussion and Analysis August 31, 2022

Non-IFRS Performance Measures

Average realized price per ounce of gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

Dollar amounts are expressed in thousands of US dollars.

	Three Months Ended	Twelve Months Ended
	August 31, 2022	August 31, 2022
Revenue per financial statements	$6,028	$15,094
Ounces of gold sold	3,363	8,598
Average realized price gold sold	$1,792	$1,756

Cash costs per ounce of gold sold

Cash cost per ounce of gold sold is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Cash cost per ounce may not be comparable to information in other gold producers’ reports and filings. The following table provides a reconciliation of total cash costs per ounce of gold sold to cost of goods sold per the financial statements for the three and twelve months ended August 31, 2022.

Dollar amounts are expressed in thousands of US dollars.

	Three Months Ended	Twelve Months Ended
	August 31, 2022	August 31, 2022
Cost of sales per financial statements	$1,885	$5,715
Ounces of gold sold	3,363	8,598
Cash costs per ounce of gold sold	$560	$665

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

32

Management’s Discussion and Analysis August 31, 2022

Certain items of expense are added, and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

• Unrealized gain/loss on derivative warrant liabilities;

• Unrealized gain/loss on convertible debentures;

• Accretion related to the provision for reclamation; and

• Amortization of share-based compensation expense.

The following table provides a reconciliation of net loss and comprehensive net loss to Adjusted EBITDA per the financial statements for the three and twelve months ended August 31, 2022.

Dollar amounts are expressed in thousands of US dollars.

	Three Months Ended	Three Months Ended	Twelve Months Ended	Twelve Months Ended
	August 31, 2022	August 31, 2021	August 31, 2022	August 31, 2021
Net loss and comprehensive loss per financial statements	($2,350)	($3,517)	($2,322)	($5,283)
Add:
Depreciation	(50)	84	122	286
Interest, net of other expenses	(1)	1	14	7
Income tax expense	177	-	436	-
Reclamation expense	34	3	134	134
Change in fair value of derivative warrant liabilities	3,443	(28)	2,035	(6,232)
Change in fair value of convertible debentures	-	(3)	-	901
Share based expense	988	808	3,113	2,933
Adjusted EBITDA	$2,241	($2,652)	$3,532	($7,254)

The Company has included “average realized price per ounce of gold sold”, “cash costs per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this MD&A as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

33

Management’s Discussion and Analysis August 31, 2022

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 276,146,184 common shares outstanding, 41,970,074 share purchase warrants outstanding, 1,855,276 RSUs outstanding, nil PSUs/DSUs outstanding, and 12,711,000 stock options outstanding.

Risks Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most mineral exploration and development companies and include, among others: project ownership, exploration and development risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk, insurance risk, sovereign risk. For further details on the risk factors affecting the Company, please see the Company’s Form 40-F Annual Report for the year ended August 31, 2022 filed with the SEC on November 29, 2022 and on SEDAR as the Company’s Annual Information Form on November 29, 2022.

Internal Control Over Financial Reporting (“ICFR”)

Management of the Company is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) for the Company as defined in Rule 13a-15(f) under the Securities and Exchange Act of 1934. The Company’s management, including the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have conducted an evaluation of the design and effectiveness of the Company’s ICFR as of August 31, 2022. In making this assessment, the Company’s management used the criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO 2013”). This evaluation included review of the documentation of controls, evaluation of the design and operating effectiveness of controls, and a conclusion on this evaluation. Based on this evaluation, Management concluded that ICFR was not effective for the year ended August 31, 2022 due to the following material weaknesses: (i) the Company had not implemented and tested all of the Company’s key controls, including information technology general controls, internal control over financial reporting and disclosure controls and procedures as per the criteria established in the COSO 2013 Framework and (ii) lack of timely review and approval of certain journal entries and reconciliations.

Remediation of Material Weaknesses

The control deficiencies described above were concluded on by management during the year ended August 31, 2022. The Company has prioritized the remediation of the material weaknesses and is working under the oversight of the Audit Committee to resolve the issue.

During the year ended August 31, 2022, the Company continued to strengthen its internal controls and are committed to ensuring that such controls are designed and operating effectively. The Company is implementing process and control improvements and management made the following changes during the year to improve the internal control framework, including the following:

•	Engaged a third-party service provider to design and implement an enhanced internal control environment framework. During the year, the Company developed a set of key risk control matrices by business cycle and by entity, including key controls, business processes and policies to enhance the maturity level of the Company’s internal control environment. The Company also developed narratives and process maps for each key business cycle as conducted through walkthroughs with management, staff and its third-party IT services provider within all key business cycles. Management has been proactive in implementing the newly designed internal control framework and is remediating any identified control gaps.

34

Management’s Discussion and Analysis August 31, 2022

•	Built an experienced Buckreef Finance team with several internal personnel changes, including a new site Finance Manager and site Finance Superintendent, to enhance review and approval of invoices, journal entries and reconciliations, improve segregation of duties and to optimize the Company’s financial reporting close process.

•	Hired a new VP Finance and Corporate Controller with extensive IFRS experience to further supplement review and approval of journal entries and reconciliations, and to improve the Company’s financial reporting close process and reporting of the Company’s financial results and disclosures. This also includes preparation of formal accounting memorandums to support our conclusions on technical accounting matters, and the development and use of checklists and research tools to assist in compliance with IFRS with regard to complex accounting issues.

•	The Company implemented a new enterprise resource planning (ERP) system subsequent to August 31, 2022 to help automate certain reconciliations and manual processes and to increase the efficiency of the financial statement review process. It is also expected to eliminate risk of manual spreadsheet errors and formalize procedures around validation of completeness and accuracy of spreadsheets related to account reconciliations. The Company will continue to expand on the use of the software tool to help manage month-end and quarter-end activities.

During the year ended August 31, 2022, the Company worked with a third-party service provider to design and document a new and improved system of internal controls and is currently in the process of implementing and testing the operating effectiveness of these newly designed key controls with the goal of remediating the material weakness identified above. However, as at August 31, 2022, the Company has been unable to complete this implementation by the required reporting date due to limited time and resources. Proposed changes to address the material weaknesses will take time to implement due to, amongst other things, a limited number of staff at the Company.

It is the Company’s intention to remediate the material weakness by engaging a third party service provider to assist in the review, evaluation and testing of the Company’s controls and procedures in a timely manner over the course of fiscal 2023.

Additional Information

The Company is a Canadian public company listed on the Toronto Stock Exchange trading under the symbol “TNX” and also listed on the NYSE American trading under the symbol “TRX”. Additional information about the Company and its business activities is available on SEDAR at www.sedar.com; with the SEC at sec.gov; and the Company’s website at www.TRXgold.com.

Approval

The Board of Directors of TRX Gold Corporation has approved the disclosure contained in the year-end MD&A. A copy of this year-end MD&A will be provided to anyone who requests it. It is also available on the SEDAR website at www.sedar.com

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Management’s Discussion and Analysis August 31, 2022

Endnotes

1 Refer to “Non-IFRS Performance Measures” section.

2 Notes Regarding Sample Protocol QA/QC: The sample chain of custody is managed by the Buckreef Gold geology team on site. Reported results are from diamond drilled core samples. Intervals of core to be analyzed are split into half using a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses. Diamond drilled core has been a HQ size and recoveries are consistently 100% across all drill holes intercept reported.

Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QA/QC program involves insertion of duplicate samples, blanks and certified reference materials in the sample stream. Gold analyses are performed by standard fire assaying protocols using a 50-gram charge with atomic absorption (AAS) finish and a gravimetric finish performed for assays greater than 10 grams per tonne.

Sample Preparation and analysis are performed by independent SGS Laboratory in Mwanza, Tanzania. SGS Laboratory is ISO17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

The results summarized in this MD&A are from Buckreef Main Zone NEE prospect. The prospect is an extension of the known Buckreef Main Zone. The intercepts confirm a continuity of over 200 m of known Buckreef main deposit to the North east. The intersections reported here are a down-hole length and may not represent true width, however the true width is estimated to be between 50% - 60% of the length.

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